Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of March 31, 2019 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) debt repayments of $28.9 million, (ii) drawdown of $25.5 million for part of the refinancing of four vessels and prepayment of $25.6 million of debt, (iii) the drawdown and the payment of $10.3 million to the shipbuilding yard for two Aframax tankers, (iv) the receipt of $10 million from the noncontrolling interest, (v) the payment of $10.2 million of preferred share dividends, (vi) the payment of $4.4 million common share dividend, and (vii) the issuance of 232,459 common shares for net proceeds of $0.8 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between March 31, 2019 and June 13, 2019.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” included as Exhibits 99.1 and 99.2, respectively to the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2018.

	As of March 31, 2019
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$177,333	$144,502
Restricted cash	14,421	14,421

Total cash	$191,754	$158,923

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,571,055	$1,552,401

Stockholders’ equity:
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding on an actual and as adjusted basis	18,025	18,025
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and as an adjusted basis; 87,604,645 shares issued and outstanding actual at March 31, 2019 and 87,837,104 on an as adjusted basis	87,605	87,837
Additional paid-in capital	996,833	996,833
Accumulated other comprehensive loss	(12,311)	(12,311)
Retained earnings	397,577	382,982
Non-controlling interest	11,730	21,730

Total stockholders’ equity	1,499,459	1,495,096

Total capitalization	$3,070,514	$3,047,497